AMARC AND THOMPSON CREEK PARTNER TO ADVANCE THE IKE COPPER PORPHYRY PROJECT

September 3, 2015, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX]V: AHR; OTCBB: AXREF) is pleased to announce it has entered into an agreement (the “Agreement”) with Thompson Creek Metals Company Inc. (“Thompson Creek”) (NYSE:TC; TSX:TCM) pursuant to which Thompson Creek may acquire, through a staged investment process within the next five years, a 30% ownership interest in the IKE copper molybdenum silver porphyry deposit and the surrounding district, which hosts a number of prospective copper±molybdenum±gold deposit targets yet to be drilled (the “IKE Project” or the “Project”). Amarc management believes the IKE district has the potential to become an important mining camp. Under the terms of the Agreement, Thompson Creek has an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study.

Ron Thiessen, CEO of Amarc: “We are pleased to welcome Thompson Creek, a company with a solid reputation in British Columbia and throughout North America as a stable, experienced and responsible mine operator and metals producer, to a project we believe will emerge as one of this country’s most important new mineral developments. Amarc and Thompson Creek hold a common view of the potential of the IKE property, and a shared commitment to efficiently advance it in a manner that balances technical, environmental and social considerations.”

Robert Dickinson, Chairman of Amarc: “HDI companies have a long history of discovering and developing copper porphyry deposits in BC that have gone on to generate decades of wealth and opportunity for British Columbians. Thompson Creek’s Mount Milligan mine northwest of Prince George, for example, is a copper gold porphyry that our group drilled and discovered years ago. We’re delighted that today, under Thompson Creek’s committed leadership, it is generating high value jobs and economic benefits for British Columbians, and we are excited to be joining forces with Thompson Creek at IKE, a property we believe has the potential to become a company maker in the years ahead.”

Jacques Perron, President & CEO of Thompson Creek: “We see the potential in the IKE Project and are pleased to have the opportunity to team with Amarc to advance the Project’s development in the longer term. We believe this Project has the potential to become highly significant and is an excellent opportunity for Thompson Creek to increase its presence in BC and to potentially develop another large scale copper operation. We believe that the phased structure of the earn in and the flexibility with which Thompson Creek may contribute capital to the Project will allow us to participate in an exciting project in a measured and thoughtful way as we navigate the current metals market, as well as invest in future strategic growth. Through Amarc we look forward to working with the HDI team, which has an excellent track record of discovering and developing projects in BC.”

The Agreement

Under the terms of the Agreement, Thompson Creek can earn an initial 30% interest in the Project under a Stage 1 Option by funding $15 million of expenditures on the property before December 31, 2019, of which $3 million is committed for 2015. For each $5 million of project expenditures funded, Thompson Creek will incrementally earn a 10% ownership interest. Stage 1 Option expenditures can be accelerated by Thompson Creek at its discretion. Amarc will remain as operator during the Stage 1 earn in period.

In the event that its Stage 1 Option is fully exercised, Thompson Creek will have a one time right under a Stage 2 Option to elect to earn an additional 20% ownership interest in the Project (for a total 50% ownership interest). To fulfill its obligations under the Stage 2 Option, Thompson Creek must commit within 120 days after exercising its Stage 1 Option in full, to fund and complete a Feasibility Study for the IKE Project that could serve as the basis for a final decision by a financial institution to finance development of a mining project. This Feasibility Study must be completed within a two year period, which can be extended to three years under certain circumstances. In addition, under the terms of the Stage 2 Option, Thompson Creek is required to meet all other expenditures necessary to maintain and advance the Project. Operatorship will pass to Thompson Creek upon initiation of the Stage 2 Option period.

The Agreement contemplates that the parties will form a joint venture to develop the IKE Project once the earn in period is completed, provided that Thompson Creek earns a minimum 10% interest. Amarc will remain operator of the Project in the instance that Thompson Creek does not earn a 50% interest. Thompson Creek will continue as operator until it ceases sole funding after its acquisition of the initial 30% interest, and in the event that it earns a 50% interest following the Stage 2 Option period.

During both the Stage 1 and Stage 2 Option periods, Amarc will retain a co expenditure right whereby it can solely fund additional expenditures on the Project. Thompson Creek may elect to pay its share of these additional expenditures upon completion of its Stage 1 Option and Stage 2 Option periods, failing which its ownership interest will be reduced. The maximum amount that Amarc can recover from Thompson Creek on completion of the Stage 1 Option period is capped at $6 million. The maximum amount that Amarc can recover from Thompson Creek on completion of the Stage 2 Option period is capped at $10 million.

The Agreement is subject to a number of conditions precedent, including Amarc’s receipt of all necessary third party and government consents and approvals. If the conditions are not satisfied by Amarc on or before October 25, 2015, committed expenditures in the amount of $3 million must be repaid to Thompson Creek together with interest thereon at a rate of prime plus 5% within two years from the date of the Agreement.

The IKE Project

Amarc has made a significant copper molybdenum silver porphyry discovery at its IKE project, located in south central British Columbia (“BC”) in the heartland of the Province’s producing porphyry copper mines (see Amarc news release November 24, 2014). Together with the surrounding district of additional prospective copper±molybdenum±gold porphyry targets yet to be drilled, Amarc management believes the IKE Project has the potential to possess the grades and resource capabilities to develop into an important mining camp.

Amarc currently holds a permit issued by the BC government for a 50 hole drill program at IKE. Crews are to be mobilized to the field for the 2015 exploration season in the near term. Drill activities will focus on the IKE porphyry system to determine the known deposit’s full resource potential as defined by Amarc’s 2014 drill results and post drilling geological, geochemical and geophysical surveys.

Like many major porphyry deposits, IKE formed in a very active, multi stage hydrothermal system that was extensive and robust. The footprint of the hydrothermal system at IKE is over six square kilometres. The nine discovery holes (5,400 metres) drilled by Amarc in 2014 intersected long intervals of continuous chalcopyrite and molybdenite mineralization from surface and over a broad area, measuring 1,200 metres east west by 600 metres north south and to depths of approximately 500 metres. Mineralization at IKE remains open in all lateral directions and to depth.

At IKE, chalcopyrite and molybdenite mineralization appears to have been precipitated during at least three stages of hydrothermal activity. The mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi element analyses returned consistently and unusually low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest excellent potential to produce clean, good grade copper and molybdenum concentrates by standard flotation processing.

Amarc is committed to working collaboratively with governments and stakeholders to achieve the responsible development of its projects, while contributing to the sustainable development of the communities in which it works. Work programs are carefully planned to achieve high levels of environmental and social performance, including providing opportunities for employment, contracting and training for local people if desired. The Company also continues to build positive relationships with regulators, supporting government’s consultation duties to assist with timely and fair regulatory decision making.

About Thompson Creeks Metals Company Inc.

Thompson Creek is a North American mining company. The Company’s principal operating property is its 100% owned Mount Milligan mine, an open pit copper and gold mine and concentrator in British Columbia. The Company’s molybdenum assets consist of the 100% owned Thompson Creek Mine, an open pit molybdenum mine and concentrator in Idaho, its 75% joint venture interest in the Endako Mine, an open pit molybdenum mine, concentrator and roaster in British Columbia, and its Langeloth Metallurgical Facility in Pennsylvania. The Company’s development project is the Berg property, a copper, molybdenum, and silver exploration property located in British Columbia. The Company’s principal executive office is located in Denver, Colorado. More information is available at www.thompsoncreekmetals.com.

About Amarc Resources Ltd.

Amarc is a British Columbia based mineral exploration and development company with an experienced and successful management team that is focused on advancing its IKE project, a major porphyry copper discovery in the heartland of BC’s copper mining industry with proximity to mining infrastructure, power, rail and highways.

Amarc is associated with Hunter Dickinson Inc. (HDI) a diversified, global mining company with a 25+ year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources, such as Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson, Maggie and Pebble. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide superior returns to shareholders.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684 6365 or within North America at 1 800 667 2114.

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this release.

ON BEHALF OF THE BOARD Ronald W. Thiessen Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This press release includes certain statements that may be deemed "forward looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Assumptions used by the Company to develop forward looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, the exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20 F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.